GALIANO GOLD REPORTS

SECOND QUARTER 2025 RESULTS

Vancouver, British Columbia, August 13, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its second quarter ("Q2") 2025 operating and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is unaudited and reported in United States dollars.

Q2 2025 AND YEAR-TO-DATE HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries (inclusive of LTIs) ("TRI") recorded during Q2 2025.

  12‐month rolling LTI and TRI frequency rates as of June 30, 2025 of 0.42 and 0.97 per million hours worked, respectively.

Mining

  Mining activities focused on the Abore and Esaase deposits with 1.4 million tonnes (“Mt”) of ore mined at an average mined grade of 0.8 grams per tonne (“g/t”) gold and a strip ratio of 5.9:1 during Q2 2025.

  Development of Cut 3 at the Nkran deposit continued to ramp up with 1.7 Mt of waste mined during the quarter, a 113% increase compared to Q1 2025.

Processing

  1.2 Mt of ore was milled at an average feed grade of 0.8 g/t gold, with metallurgical recovery averaging 89% during Q2 2025.

  Secondary crushing circuit was completed on budget and commissioned at the end of July 2025. Processing plant milling capacity is now expected to return to a 5.8 Mt per annum throughput rate.

  Produced 30,350 ounces of gold during the quarter, a 46% increase compared to Q1 2025. 51,084 ounces of gold produced year-to-date.

  Sold 29,287 ounces of gold during the quarter and 56,281 ounces of gold year-to-date at average realized prices of a quarterly record $3,317 per ounce (“/oz”) and $3,084/oz, respectively, excluding the effect of realized losses on gold hedging instruments.

Cost and capital expenditures

  Total cash costs1 of $1,602/oz and all-in sustaining costs1 (“AISC”) of $2,251/oz for the quarter (year-to-date AISC1 of $2,339/oz). AISC1 declined by 10% compared to Q1 2025.

  Sustaining capital expenditures, excluding capitalized stripping costs, of $2.2 million and development capital expenditures (excluding Nkran pre-stripping costs) of $4.9 million during Q2 2025.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $6.9 million during Q2 2025, and $10.1 million year-to-date.

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1 See section "Non-IFRS Performance Measures" of this news release.

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Financial

  Cash and cash equivalents of $114.7 million at June 30, 2025, and no debt.

  Generated cash flow from operating activities of $35.8 million during Q2 2025.

  Income from mine operations of $37.2 million during Q2 2025.

  Net income of $0.07 per common share and adjusted net income1 of $0.08 per common share during Q2 2025.

  Adjusted EBITDA1 (as defined herein) of $39.9 million during Q2 2025.

Exploration

  A deep step-out drilling program at the Abore deposit, totaling 1,907m across a 1,200m strike length, yielded positive results with mineralization intercepted in all four holes, including 36m at 2.5 g/t gold (refer to news release dated July 14, 2025).

“We are pleased with the progress made during the period with production, all-in sustaining costs, earnings per share, and cash balances all improving quarter-on-quarter.  This momentum, in combination with the commissioning of the secondary crusher ahead of schedule in late July, position us well for a strong second half of the year,” said Matt Badylak, Galiano’s President and Chief Executive Officer, “The results from our Abore deep drilling program confirm the presence of a mineralized system 200 metres below the current Mineral Reserve over a significant 1,200 metre strike length. These findings highlight the expansion potential at Abore and provide additional exploration targets to unlock further value beneath our existing reserves.”

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SUMMARY OF QUARTERLY OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Health and safety
LTIs	-	2	1	-	-
12-month rolling LTI frequency rate	0.42	0.43	0.15	0.00	0.15
Mining
Ore mined ('000t)	1,365	1,296	531	670	467
Waste mined ('000t)	9,824	9,124	8,698	9,726	7,427
Strip ratio (W:O)	7.2	7.0	16.4	14.5	15.9
Average gold grade mined (g/t)	0.8	0.8	1.0	1.1	1.0
Mining cost ($/t mined) - total(1)	3.65	3.36	3.41	3.52	2.98
Mining cost ($/t mined) - producing(1)	3.59	3.31	3.41	3.52	2.98
Mining cost ($/t mined) - development(1)	4.00	3.98	-	-	-
Ore tonnes trucked ('000 t)	1,030	1,053	685	665	503
Ore transportation cost ($/t trucked)	4.49	4.43	4.75	4.56	5.71
Processing
Ore milled ('000t)	1,193	1,086	1,179	1,162	1,336
Average mill head grade (g/t)	0.8	0.8	0.9	0.9	0.7
Average recovery rate (%)	89	87	85	91	82
Processing cost ($/t milled)	12.89	14.37	15.84	12.49	11.18
General and administrative cost ($/t milled)	6.24	5.78	6.28	5.74	5.13
Gold produced (oz)	30,350	20,734	28,508	29,784	26,437
Capital expenditures
Sustaining capital ($m)	2.2	1.3	0.8	0.8	0.6
Development capital ($m)	4.9	3.3	2.0	4.0	2.3
Development pre-stripping capital ($m)	6.9	3.2	-	-	-
Financial, costs and cash flow
Revenue ($m)	97.3	76.6	64.6	71.1	64.0
Gold sold (oz)	29,287	26,994	24,673	29,014	27,830
Average realized gold price ($/oz)	3,317	2,833	2,609	2,446	2,292
AISC ($/oz sold)(2)	2,251	2,501	2,638	2,161	1,759
Income from mine operations ($m)	37.2	15.4	21.8	26.4	23.6
Cash flow from operating activities ($m)	35.8	25.9	13.8	24.4	4.5
Free cash flow ($m)(2)	5.6	0.7	(3.1)	(1.6)	(9.7)
Adjusted net income ($m)(2)	21.1	3.4	5.1	17.7	7.3
Adjusted EBITDA ($m)(2)	39.9	19.0	21.2	25.6	16.2

(1) Total mining cost per tonne includes total mining costs for all producing deposits (i.e. Abore and Esaase) and deposits in development (i.e Nkran). Producing mining cost per tonne reflects unit mining rates at the Abore and Esaase deposits combined, while development mining cost per tonne reflects unit mining rates at the Nkran deposit only.

(2) Refer to section "Non-IFRS Performance Measures" of this news release.

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Mining

  Development of the Abore pit continued during Q2 2025 with mined ore totaling 0.8 Mt, an increase of 18% from Q1 2025, at an average grade of 0.9 g/t gold. The strip ratio at Abore was 6.2:1, a decrease of 17% from Q1 2025.

  Continued mining operations at the Esaase deposit with mined ore totaling 0.5 Mt at an average grade of 0.7 g/t gold and a strip ratio of 5.5:1.

  Mining cost per tonne at Abore and Esaase averaged $3.59 per tonne (“/t”) in Q2 2025 compared to $2.98/t in Q2 2024 at Abore only. The increase in mining unit rates was due to higher load and haul costs associated with mining deeper benches, as well as higher drill and blast costs resulting from mining a higher proportion of fresh granite ore at Abore.

  Continued with waste stripping of Cut 3 at the Nkran deposit with 1.7 Mt of waste rock mined during Q2 2025, an increase of 113% from Q1 2025. Mined volumes at Nkran are expected to gradually increase as the mining contractor continues to mobilize most of its mining fleet over the remainder of this year.

  At Nkran, mining cost per tonne was $4.00 for Q2 2025, which included an allocation of general overhead costs. Nkran waste stripping costs were capitalized as development capital expenditures during the quarter.

Processing

  The AGM produced 30,350 ounces of gold during Q2 2025, an increase of 46% from Q1 2025, as the processing plant milled 1.2 Mt of ore at an average grade of 0.8 g/t gold with metallurgical recovery averaging 89%. The increase in gold production was driven by higher plant availability, following the 14-day maintenance shutdown in Q1 2025, resulting in 10% more tonnes milled in Q2 2025. Gold production in Q2 2025 was also positively impacted by the high gold-in-process inventory balance that existed at the end of Q1 2025.

  Gold production during Q2 2025 continued to be impacted by lower milling rates, as harder mined ore from Abore required additional crushing and grinding, compared to softer ore from Esaase that was the primary mill feed source in Q2 2024. The AGM remains on track to meet the lower end of the production guidance range of 130,000 to 150,000 ounces of gold in 2025.

  The construction of a permanent secondary crushing circuit at the AGM processing plant was completed at the end of July 2025. As of the date of this news release, the secondary crushing circuit is ramping up to full capability. The objective of the secondary crushing circuit is to maintain plant throughput at the design capacity of 5.8 Mt per annum when treating harder ore.

  Processing cost per tonne for Q2 2025 was $12.89, a 10% decrease from Q1 2025. On an absolute basis, processing costs were consistent quarter-on-quarter. The decrease in processing cost per tonne in Q2 2025 was driven by 10% more tonnes milled, which decreased fixed processing costs on a per unit basis.

Capital Expenditures

  Sustaining capital expenditures during Q2 2025 totaled $2.2 million and related primarily to a tailings facility expansion.

  Development capital expenditures, excluding Nkran pre-stripping costs, during Q2 2025 totaled $4.9 million and related primarily to construction of the now completed secondary crushing circuit.

  $6.9 million in development pre-stripping costs were incurred at the Nkran deposit related to Cut 3 waste removal and initial site establishment costs.

Costs

  AISC1 for Q2 2025 was $2,251/oz, compared to $1,759/oz in the comparative period. The increase in AlSC1 was primarily driven by higher capitalized stripping costs at the Abore and Esaase deposits and higher royalties expense relative to Q2 2024. Also, during Q2 2024, low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower operating costs in the comparative quarter.
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  Relative to Q1 2025, AISC1 decreased by 10% in Q2 2025 due to 8% higher gold sales volumes.

  The Company expects AISC1 for FY 2025 at the higher end of its guidance range due to production expectations at the lower end of the guidance range. In addition, there have been several factors outside of the Company’s control that impact the Company’s reported AISC1. Higher royalties resulting from higher realized gold prices and the increase to the Growth and Sustainability Levy (“GSL”) from 1% to 3% effective April 1, 2025, are estimated to impact FY 2025 AISC1 by approximately a further $100/oz (at the current spot gold price). Furthermore, the rapid appreciation of the Ghanaian Cedi against the US dollar during Q2 2025 adds further upward pressure on AISC1, if sustained over the remainder of 2025.

Exploration

  Infill drilling completed at the Abore deposit led to discovery of a new high-grade zone immediately below the mineral reserve pit shell at the south end of the Abore Main pit, including 50 meters ("m") at 3.2 g/t gold (refer to news release dated May 5, 2025). The infill drilling also increased confidence in the mineral reserve and mineral resource in the area in and around the known high-grade zone at the Abore South pit, while also increasing the strike length of this zone from 90m to 180m.

  Positive results from a deep step-out drilling program at the Abore deposit, totaling 1,907m across a 1,200m strike length, with mineralization intercepted in all four holes, including 36m at 2.5 g/t gold (refer to news release dated July 14, 2025). The program confirmed the Abore granite and mineralizing system continues 200m below the current Mineral Reserve pit shell over a strike length of at least 1,200m, remains open in all directions and appears to carry sufficient grades and widths below the current Mineral Reserve pit shell to support the potential development of bulk underground mining.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

	Three months ended June 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2025	2024
Revenue	97,304	63,963
Income from mine operations	37,162	23,581
Net income attributable to common shareholders	19,326	7,280
Net income per share attributable to common shareholders	0.07	0.03
Adjusted net income attributable to common shareholders [1]	21,133	8,805
Adjusted net income per share attributable to common shareholders [1]	0.08	0.03
Adjusted EBITDA[1]	39,850	16,202
Cash and cash equivalents	114,681	123,039
Cash generated from operating activities	35,814	4,463

  The Company sold 29,287 ounces of gold in Q2 2025 at a quarterly record average realized gold price of $3,317/oz for total revenue of $97.3 million. The increase in revenue from the comparative period was due to a 45% increase in realized prices and a 5% increase in gold ounces sold.

  Income from mine operations for Q2 2025 totaled $37.2 million, compared to $23.6 million in Q2 2024. The increase in income from mine operations was due to higher revenues as described above. This was partly offset by higher depreciation expense on mining leases and higher depletion expense on Abore and Essase deferred stripping costs during Q2 2025. Royalties expense was also higher in Q2 2025 due to higher earned revenues and the increase to the GSL from 1% to 3% effective April 1, 2025.

  The Company reported net income attributable to common shareholders of $19.3 million in Q2 2025, compared to $7.3 million in Q2 2024. The increase in net income during Q2 2025 was primarily due to the increase in income from mine operations as described above, and partly offset by an increase in finance expense related to realized and unrealized losses on the Company's gold hedging derivatives.

  Reported Adjusted EBITDA1 of $39.9 million in Q2 2025, compared to $16.2 million in Q2 2024. The increase in Adjusted EBITDA1 was primarily driven by higher revenues, partly offset by higher royalties as described above.

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  The Company generated $35.8 million of cash flow from operating activities in Q2 2025, compared to $4.5 million in Q2 2024. The increase in operating cash flow was primarily driven by higher realized gold prices during Q2 2025.

  As of June 30, 2025, the Company had cash and cash equivalents of $114.7 million and no debt.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Six months ended June 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2025	2024
Revenue	173,894	95,658
Income from mine operations	52,522	29,778
Net (loss) income attributable to common shareholders	(7,480)	4,072
Net (loss) income per share attributable to common shareholders	(0.03)	0.02
Adjusted net income attributable to common shareholders [1]	24,543	19,376
Adjusted net income per share attributable to common shareholders [1]	0.10	0.08
Adjusted EBITDA[1]	58,875	21,105
Cash and cash equivalents	114,681	123,039
Cash generated from operating activities	61,706	17,491

  The Company sold 56,281 ounces of gold during the six months ended June 30, 2025 at an average realized gold price of $3,084/oz for total revenue of $173.9 million. The increase in revenue from the comparative period was due to a 38% increase in realized prices and 32% increase in gold ounces sold.

  Income from mine operations for the six months ended June 30, 2025 totaled $52.5 million, compared to $29.8 million in the comparative period of 2024. The increase in income from mine operations was due to the increase in revenue as described above and the Company only consolidating the financial results of the AGM from March 4, 2024 to June 30, 2024 in the comparative period. These factors were partly offset by higher depreciation and depletion expense and royalties in 2025.

  The Company reported a net loss attributable to common shareholders of $7.5 million for the six months ended June 30, 2025, compared to net income of $4.1 million in the comparative period of 2024. The decrease in net income was primarily driven by higher realized and unrealized losses on gold hedging instruments in 2025. This was partly offset by the Company consolidating a full six months of financial results of the AGM in 2025.

  Reported Adjusted EBITDA1 of $58.9 million during the six months ended June 30, 2025, compared to $21.1 million in the comparative period of 2024. The increase in Adjusted EBITDA1 was driven by higher realized gold prices and the Company consolidating a full six months of financial results of the AGM in 2025.

  The Company generated $61.7 million of cash flow from operating activities during the six months ended June 30, 2025, compared to $17.5 million in the comparative period of 2024. The increase in cash flow from operations was driven by higher realized gold prices and the Company consolidating a full six months of financial results of the AGM in 2025.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024, which are available at www.galianogold.com and filed on SEDAR+.

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1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce Sold

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for by-product revenue and production royalties per ounce of gold sold.

  AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold". AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made on the AGM's mining and other service lease agreements per ounce of gold sold.

  EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the AGM joint venture for periods prior to the consolidation of its ownership.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, management and certain investors and analysts use free cash flow to evaluate the Company's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities, excluding one-time charges not indicative of current period cash flow performance, less cash flows used in investing activities and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income (loss) and adjusted net income (loss) per common share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items or non-recurring items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and performance of its core business.

Qualified Person

The exploration information contained in this news release has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. All other scientific and technical information contained in this news release has been reviewed and approved by Mr. Amri Sinuhaji, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Sinuhaji are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

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About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore, and the results thereof; anticipated production and cost guidance; expectations regarding processing plant milling capacity; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; and total cash costs and corresponding cost performance relating to the Company's activities. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices; outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's share price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and any such other risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.

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